Rockwell provides feedback from first quarter diamond sales

June 27, 2012 Vancouver, BC – Rockwell Diamonds Inc. ("Rockwell" or the "Company") (TSX: RDI; JSE: RDI; OTCBB: RDIAF) announces the results of its diamonds sales for the first quarter of fiscal 2013.

Total proceeds of US$5.9 million were generated from the sale of 6,234 carats at an average price per carat for the quarter of US$944. This includes the sale of 1,005 carats from the proof of concept bulk x-ray machine that were sold for an average price per carat of US$853.

	Carats		Revenue (US$)		Price per carat (US$)
	Q1 2012	Q1 2013	Q1 2012	Q1 2013	Q1 2012	Q1 2013
Holpan	1,117	-	1,096,331	-	981	-
Klipdam	1,825	2,185	1,810,975	1,200,803	992	550
Klipdam	24	-	19,019	-	786	-
Extension
Saxendrift	1,813	2,037	4,868,436	3,516,185	2,686	1727
Tirisano	-	1,007	-	313,712	-	311
Total	4,779	5,229	7,794,759	5,030,700	1,631	962
Saxendrift tailings	-	1,005	-	857,090	-	853
Total sales	4,779	6,234	7,794,759	5,887,790	1,631	944

The salient features of the fourth quarter diamond sales are as follows:

  The Klipdam Mine achieved a 20% increase in carats sold, as a result of mining the Rooikoppie unit. The average revenue per carat of US$550 was in line with the previous quarter, resulting from the finer diamond distribution in the previously mined Rooikoppie unit, which also has a lower cost of mining.

  Although carats sold from Saxendrift increased 12% year on year, (up 10% quarter on quarter), a lower average price per carat of US$1,727 was recorded. The year on year decline in average price per carat was due to the sale of several high valued stones in the comparative quarter of fiscal 2012, only a handful of which are recovered annually, that significantly raised the average value per carat for that period.

  A total of 1,007 carats recovered from Tirisano were sold during the first quarter at an average price of US$311 per carat. The decrease in average carat value is due to mining a less clay rich unit and the processing of tailings overlying the above unit during the rainy season, which has a smaller average diamond size. This was necessitated by the mine's reliance, in the interim, on dry front-end processing capability. However, this will be chiefly mitigated with the installation of a wet front-end processing system which is currently being commissioned.

  Diamonds recovered from Saxendrift tailings, using the proof of concept bulk x-ray project that was commissioned in April 2012, totaled 1,005 carats. These were sold at an average value per carat of US$853.

“Tangible benefits of our diamond value management initiatives are starting to flow through, with a 44% increase in carats sold in the first quarter from our three operational mines,” said James Campbell, CEO, Rockwell. “The sale of 1,005 carats from the pilot bulk x-ray project at Saxendrift also provided an unbudgeted boost to our sales. It is our plan to incorporate this technology into future mining developments and the results of the proof of concept give us confidence in the sales revenues that this technology could unlock for the Company.”

Commenting on the diamond market, Campbell explained that: “Diamond prices during the first quarter of fiscal 2013 were stable year-on-year. In the polished market, we saw some pricing pressure, mainly related to the global financial uncertainty. However, this was dampened by growth in demand from India and China. In the USA, especially in affluent market segments, retail sales are showing signs of recovering. We have seen the biggest drop in prices for smaller polished diamond while prices for plus 2 carat stone sizes, which represent more than 80% of Rockwell’s production, have been constant. It is our expectation that rough prices will remain stable for the remainder of the calendar year.”

Notable Stones

The Company continued to produce large stones at all its operations during the fourth quarter with the recovery of 69 stones exceeding 10 carats:

  Klipdam produced 18 stones exceeding 10 carats, including four stones exceeding 20 carats;

  Saxendrift produced 32 stones that were larger than 10 carats, with four +50 carat stones, including a 92 carat rough diamond;

  Tirisano produced three plus 10-carat stones; and

  The pilot bulk x-ray system produced 16 stones exceeding 10 carats from Saxendrift tailings with the largest weighing 53 carats and 74 carats respectively.

These stones were channelled into the Company’s beneficiation joint venture with Steinmetz Diamond Group, which delivers value added revenues for Rockwell’s stones that are larger than 2.8 carats.

For further information on Rockwell and its operations in South Africa, please contact

James Campbell	CEO	+27 (0)83 457 3724

Stéphanie Leclercq	Investor Relations	+27 (0)83 307 7587

About Rockwell Diamonds:

Rockwell is engaged in the business of operating and developing alluvial diamond deposits, with a goal to become a mid-tier diamond production company. The Company has three existing operations, which it is progressively optimizing, two development projects and a pipeline of earlier stage properties with future development potential.

Rockwell also evaluates merger and acquisition opportunities which have the potential to expand its mineral resources and production profile and would provide accretive value to the Company.

No regulatory authority has approved or disapproved the information contained in this news release. Forward Looking Statements

Except for statements of historical fact, this news release contains certain "forward-looking information" within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Factors that could cause actual results to differ materially from those in forward-looking statements include uncertainties and costs related to exploration and development activities, such as those related to determining whether mineral resources exist on a property; uncertainties related to expected production rates, timing of production and cash and total costs of production and milling; uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects; operating and technical difficulties in connection with mining development activities; uncertainties related to the accuracy of our mineral resource estimates and our estimates of future production and future cash and total costs of production and diminishing quantities or grades if mineral resources; uncertainties related to unexpected judicial or regulatory procedures or changes in, and the effects of, the laws, regulations and government policies affecting our mining operations; changes in general economic conditions, the financial markets and the demand and market price for mineral commodities such and diesel fuel, steel, concrete, electricity, and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the US dollar, Canadian dollar and South African Rand; changes in accounting policies and methods that we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining and processing; geopolitical uncertainty and political and economic instability in countries in which we operate; and labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate our mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt operation of our mines or development projects.

For further information on Rockwell, Investors should review Rockwell's annual Form 20-F filing with the United States Securities and Exchange Commission www.sec.com and the Company's home jurisdiction filings that are available at www.sedar.com.